                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)1

                                 PIZZA INN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 18, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 2 of 14 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,583,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,583,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,583,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 3 of 14 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,583,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,583,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,583,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 4 of 14 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,583,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,583,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,583,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 5 of 14 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,593,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,593,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,593,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 6 of 14 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 7 of 14 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Robert B. Page
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 8 of 14 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Ramon D. Phillips
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     44,863
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                 0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 44,863
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                     44,863
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 9 of 14 pages
-----------------------                                     --------------------

     The  following  statement  constitutes  Amendment No. 7 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 7, the Statement remains in full force and effect.

     Item 4 is hereby amended to add the following:

     On December 18, 2003, NP delivered a letter to the Issuer,  a copy of which is attached  as an exhibit  hereto and  incorporated  herein by  reference  (the
"Demand  Letter"),  requesting  to  inspect  a  complete  list  of the  Issuer's shareholders and other corporate records as permitted by the Issuer's Bylaws and applicable  state  law.  The  purpose  of the  Demand  Letter is to enable NP to communicate  with the Issuer's  shareholders  in connection with the election of directors at the annual meeting of shareholders  scheduled to be held on January
21, 2004 (the "Annual Meeting").

     On December 18,  2003,  NP filed a  preliminary  proxy  statement  with the
Securities  and  Exchange  Commission  (the  "Commission")  in order to  solicit proxies  for (i) the  election of Messrs.  Steven J.  Pully,  Robert B. Page and
Ramon D. Phillips (the "Nominees"),  as set forth therein, to the Issuer's Board of Directors at the Annual Meeting,  (ii) the repeal of certain  Issuer's By-law amendments and (iii)  reimbursement of proxy  solicitation  expenses incurred by
NP.  Upon  and  subject  to  the  clearance  of its  proxy  materials  with  the
Commission, NP intends to solicit proxies from the shareholders of the Issuer to elect the Nominees and to adopt  proposals (ii) and (iii) described above at the
Annual Meeting.

     Item 7 is hereby amended to add the following exhibit:

     12.  Letter from  Newcastle  Partners,  L.P. to the Board of  Directors  of
          Pizza Inn, Inc. dated December 18, 2003.

                            [Signature Page Follows]

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 10 of 14 pages
-----------------------                                     --------------------

                                   SIGNATURES
                                   ----------

     After due inquiry and to the best of his knowledge and belief,  each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2003            NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

                                     /s/ Robert B. Page
                                     -------------------------------------------
                                     ROBERT B. PAGE

                                     /S/ Ramon D. Phillips
                                     -------------------------------------------
                                     RAMON D. PHILLIPS

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 11 of 14 pages
-----------------------                                     --------------------

                                  EXHIBIT INDEX
                                  -------------

            EXHIBIT                                                                   PAGE
            -------                                                                   ----

1.          Joint Filing Agreement dated as of December 11, 2002 by and                --
            among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C.,
            Newcastle Capital Management, L.P. and Mark E. Schwarz
            (previously filed).

2.          Omnibus Agreement dated as of December 6, 2002 by and between              --
            Newcastle Partners, L.P. and C. Jeffrey Rogers (previously filed).

3.          Promissory Note dated December 6, 2002 in the aggregate                    --
            principal amount of $7,373,726.42 made by C. Jeffrey Rogers in favor of Newcastle Partners, L.P. (previously filed).

4.          Pledge Agreement dated December 6, 2002 by and between C.                  --
            Jeffrey Rogers and Newcastle Partners, L.P. (previously
            filed).

5.          Agreement by and between Pizza Inn, Inc. and Newcastle                     --
            Partners, L.P. dated December 18, 2002 (previously filed).

6.          Joint Filing Agreement dated as of December 20, 2002 by and                --
            among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C.,
            Newcastle Capital Management, L.P., Mark E. Schwarz and Steven
            J. Pully (previously filed).

7.          Letter from Newcastle Partners, L.P. to Pizza Inn, Inc. dated              --
            October 27, 2003 (previously filed).

8.          Joint Filing and Solicitation Agreement dated as of October 31,            --
            2003 by and among Newcastle Partners, L.P., Newcastle Capital
            Management, L.P., Newcastle Capital Group, L.L.C., Mark E.
            Schwarz, Steven J. Pully, Barry M. Barron, Sr. and Robert B. Page
            (previously filed).

9.          Letter from Newcastle Partners, L.P. to Pizza Inn, Inc. dated
            November 7, 2003 (previously filed).                                       --

10.         Letter from Newcastle Partners, L.P. to Pizza Inn, Inc. dated
            November 11, 2003 (previously filed).                                      --

11.         Amendment No. 1 to Joint Filing and Solicitation Agreement dated as of November 12, 2003 by and among Newcastle Partners, L.P.,
            Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C.,
            Mark E. Schwarz, Steven J. Pully, Barry M. Barron, Sr., Robert B.
            Page and
            Ramon D. Phillips (previously filed).                                      --

12.         Letter from Newcastle Partners, L.P. to the Board of Directors of
            Pizza Inn, Inc. dated December 18, 2003.                                12 - 14

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 12 of 14 pages
-----------------------                                     --------------------

                                                                      Exhibit 12

                                 [NP LETTERHEAD]

                      VIA FACSIMILE AND OVERNIGHT COURIER
                      -----------------------------------

Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056
Attn: Keith Clark, Secretary

Dear Mr. Clark:

     Newcastle Partners,  L.P. (the "Shareholder") is the holder of record of at least 2,905,001 shares of common stock, $.01 par value (the "Common Stock"),  of
Pizza Inn, Inc., a Missouri  corporation (the "Company"),  and is the beneficial holder of  3,583,780  shares of Common  Stock,  as of the close of  business  on
December 15, 2003.

     The  Shareholder  hereby demands the right,  pursuant to Section 351.215 of the Missouri  General and Business  Corporation  Law, during the usual hours for business,  to inspect the following  records and documents of the Company and to make copies or extracts therefrom:

          (a) A complete  record or list of the  holders  of the  Common  Stock, certified by its transfer agent(s) and/or  registrar(s),  showing the name, address and number of shares registered in the name of each such holder, as of November 26, 2003, the record date established for the annual meeting of shareholders  of the Company  scheduled to be held on January 21, 2004,  or any other record date that may be established for the annual meeting or any other meeting of shareholders  held in lieu thereof (the "Record Date") and any  adjournments,  postponements,  reschedulings or continuations  thereof
     (the "Annual Meeting");

          (b) A magnetic  computer  tape list of the holders of the Common Stock as of the  Record  Date,  showing  the name,  address  and number of shares registered in the name of each such holder;  such computer  processing data as is necessary for the  Shareholder to make use of such magnetic  computer tape;  and a  hard  copy  printout  of  such  magnetic  computer  tape  for verification purposes;

          (c) A stop list or stop lists  relating  to shares of Common  Stock of the Company and any additions or deletions thereto;

          (d)  All  information  in  the  Company's  or  its  transfer   agent's
     possession,  or which can  reasonably  be  obtained  from  nominees  of any central certificate depository systems or their nominees, brokers, dealers, banks,  respondent  banks,  clearing  agencies,  voting  trusts  and  their nominees or other nominees,  concerning the number, identity of, and shares held by the actual  beneficial  owners of the Common Stock as of the Record
     Date, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar  depositories  or nominees as well as any material  request list provided by Automatic  Data  Processing-Investor
     Communications Services and any omnibus proxies issued by such entities;

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 13 of 14 pages
-----------------------                                     --------------------

          (e) All information in or which comes into the Company's possession or which can  reasonably be obtained from brokers,  dealers,  banks,  clearing agencies  or voting  trustees  relating  to the names of the  non-objecting beneficial  owners of the Common Stock in the format of a magnetic computer tape or cartridge file of such owners showing the name,  address and number of  shares  registered  in the  name  of each  such  owner;  such  computer processing  data as is necessary  for the  Shareholder  to make use of such magnetic  computer  tape or  cartridge;  and a hard copy  printout  of such magnetic  computer  tape  or  cartridge  for  verification  purposes  (such information with respect to brokers and dealers is readily available to the
     Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended
     (the "Exchange Act"), from ADP Proxy Services);

          (f) All  "respondent  bank" lists and omnibus  proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

          (g) A list of shareholders of the Company who are  participants in any
     Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive,  profit sharing,  dividend reinvestment or any similar plan in which voting of Common Stock under the plan is  controlled, directly  or  indirectly,  individually  or  collectively,  by such  plan's participants,  showing (i) the name and  address of each such  participant,
     (ii) the  number  of  shares  of  Common  Stock  attributable  to each such participant in any such plan, and (iii) the method by which the Shareholder or its agents may communicate with each such participant; and

          (h) A correct and  complete  copy of the bylaws of the Company and any and all  changes of any sort to the bylaws of the  Company  hereafter  made through the date of the Annual Meeting, including,  without limitation, any amendment to existing bylaws, any adoptions of new bylaws or deletions from existing bylaws.

     The Shareholder demands that  modifications,  additions or deletions to any and all  information  referred to in paragraphs  (a) through (h) be  immediately furnished as such modifications,  additions or deletions become available to the
Company or its agents or representatives.

     The  Shareholder  will bear the  reasonable  costs  incurred by the Company including those of its transfer  agent(s) or registrar(s) in connection with the production of the information demanded.

     The purpose of this demand is to enable the Shareholder to communicate with the Company's  shareholders  in connection with the election of directors at the
Annual  Meeting  and any other  matters as may  properly  come before the Annual
Meeting.

     The Shareholder hereby designates and authorizes Steven Wolosky and Jeffrey
Spindler of Olshan  Grundman  Frome  Rosenzweig  & Wolosky LLP, and Dan Burch of
MacKenzie  Partners,  Inc.,  and any other persons  designated  by them,  acting singly or in any  combination,  to conduct the  inspection  and  copying  herein requested.  It is  requested  that  the  information  identified  above  be made available to the designated parties by December 19, 2003.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 14 of 14 pages
-----------------------                                     --------------------

     Please  immediately  advise Steven  Wolosky,  Esq. of Olshan Grundman Frome
Rosenzweig  &  Wolosky  LLP at (212)  753-7200,  as to when and  where the items demanded above will be available.

                                    Very truly yours,

                                    NEWCASTLE PARTNERS, L.P.

                                    By:  Newcastle Capital Management, L.P.
                                         its General Partner
                                    By:  Newcastle Capital Group, L.L.C.
                                         its General Partner

                                    By: /s/ Mark E. Schwarz
                                       --------------------------------
                                    Name:  Mark E. Schwarz
                                    Title: Managing Member